UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______________ to _______________

Commission File Number 001 – 32205

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CBRE 401 (k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CBRE Group, Inc.

400 South Hope Street, 25th Floor

Los Angeles, California 90071

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016 and the related notes to these financial statements and supplemental schedule, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CBRE 401(k) PLAN

Date: June 20, 2018	/s/ James R. Groch
James R. Groch
Chief Financial Officer (principal financial officer)

Date: June 20, 2018	/s/ Dara A. Bazzano
Dara A. Bazzano
Chief Accounting Officer (principal accounting officer)

CBRE 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:	2

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2017 and 2016	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:	13

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2017	14

Note:

All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

EXHIBITS:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of and Participants in the

CBRE 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CBRE 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying schedule H, part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 2008.

Dallas, Texas

June 20, 2018

CBRE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	2017	2016

ASSETS:
Participant-directed investments - at fair value	$1,778,828,163	$1,579,074,285

Receivables:
Notes receivable from participants	20,402,779	19,282,526
Employee contributions	4,402,727	3,957,501
Employer contributions	1,866,581	5,844,944
Total receivables	26,672,087	29,084,971

Cash	449,623	1,352,596

Total Assets	1,805,949,873	1,609,511,852

LIABILITIES:
Operating expenses payable	31,301	57,000
Total Liabilities	31,301	57,000

NET ASSETS AVAILABLE FOR BENEFITS	$1,805,918,572	$1,609,454,852

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

ADDITIONS:
Contributions:
Employee deferral contributions	$151,840,990	$152,891,466
Employer contributions	44,509,683	50,874,290
Rollover contributions	32,491,014	33,725,778
Total contributions	228,841,687	237,491,534

Investment income:
Net appreciation in fair value of investments	226,274,591	84,323,580
Dividend income	40,956,429	18,002,336
Interest income	496,755	88,126
Net investment income	267,727,775	102,414,042

Interest income on notes receivable from participants	1,037,630	838,250
Total additions, net	497,607,092	340,743,826

DEDUCTIONS:
Benefits paid to participants	300,819,423	119,065,803
Administrative expenses	323,949	337,043
Total deductions	301,143,372	119,402,846

NET INCREASE IN NET ASSETS	196,463,720	221,340,980

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,609,454,852	1,388,113,872

End of year	$1,805,918,572	$1,609,454,852

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF PLAN

The following description of the CBRE 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions. The Plan is sponsored by CBRE Services, Inc. (“CBRE Services” and “Plan Sponsor”), which is a subsidiary of CBRE Group, Inc. (“CBRE Group”). CBRE Services, CBRE Group, and other subsidiaries of CBRE Group are hereinafter referred to collectively as the “Company.”

Effective January 1, 2017, the Plan Sponsor elected to change the employment classification of certain participants from employee to Qualified Real Estate Agent (“QREA”), which is an independent contractor classification ineligible to participate in the Plan. As a result, such participants were no longer permitted to make additional contributions to the Plan although they could elect to leave their existing accounts invested with the Plan. Many of these participants elected to withdraw their accounts from the Plan once their status changed to QREA. Benefits paid to participants included $149,892,027 paid to 492 QREAs during the year ended December 31, 2017 and $4,299,882 paid to 27 QREAs during the year ended December 31, 2016.

On September 1, 2015, CBRE, Inc., a wholly-owned subsidiary of CBRE Services, acquired the Global Workplace Solutions (“GWS”) business of Johnson Controls, Inc. (“JCI”), which we refer to as the GWS Acquisition. All acquired GWS employees meeting the Plan’s eligibility requirements could participate in the Plan. In connection with the GWS Acquisition, the Plan was amended to: (1) provide additional company matching and retirement income contributions for twelve months subsequent to September 1, 2015, the GWS acquisition date, for certain employees acquired in connection with the GWS Acquisition; and (2) allow union members to participate in the Plan when required by a collective bargaining agreement. The additional company matching and retirement income contributions were intended to provide certain GWS participants with comparable benefits that they would have received under the retirement plans of JCI. These additional contributions aggregated $6,907,236 during the twelve months ended August 31, 2016 and vest in accordance with the Plan’s vesting schedule, with years of service with JCI prior to the GWS Acquisition counting towards vesting under the Plan.

General—The Plan is a defined contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. Most of the Company’s non-union U.S. employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the Internal Revenue Code of 1986, as amended (“IRC”), are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Amendments—The Plan has been amended several times since its inception. The most recent amendment, on September 4, 2017, changed the method of calculating years of service credit for vesting purposes (effective January 1, 2018) as well as clarified and updated certain other provisions. This amendment did not have a material impact on the Plan.

Administration—The Plan is administered by the Administrative Committee (the “Committee”) appointed by the Chief Executive Officer (“CEO”) of the Company’s Americas region. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, monitor the performance of the Plan investment funds and make recommendations to the CEO for vendor changes. Fidelity Workplace Services LLC (“Fidelity”) began serving as the Plan’s recordkeeper on October 1, 2017. Prior to that date, Merrill Lynch, Pierce, Fenner & Smith, Inc. (“Merrill Lynch”) served as the recordkeeper.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2017 AND 2016

Trustee—With the exception of life insurance policies, Fidelity Management Trust Company (“Fidelity Management Trust”) was appointed to serve as trustee for all the Plan’s assets beginning October 1, 2017. Prior to that date, Bank of America, N.A. (“Bank of America”) served as trustee. CBRE Services serves as trustee for the life insurance policies (see Note 5).

Eligibility—All salaried, hourly and W-2 commissioned employees on the domestic payroll of CBRE Services, or any other domestic subsidiary that participates in the Plan, are eligible to participate in the Plan as soon as administratively feasible following the date the employee is credited with one hour of service. However, the following employees, or classes of employees, are not eligible to participate: (1) employees that are non-resident aliens with no U.S. source income; (2) employees covered under a collective bargaining agreement that does not expressly provide for participation in the Plan; (3) employees classified as “leased employees” or independent contractors, even if subsequently determined to be common law employees; (4) employees on military leave in the service of the armed forces of the United States; (5) employees covered by another CBRE tax-qualified plan; or (6) persons classified as qualified real estate agents having the status of independent contractors under the IRC.

Employee Contributions—Participants in the Plan may elect to contribute from 1% to 75% of their eligible pre-tax compensation through payroll deferrals, subject to certain IRC limitations. The Committee and the IRC may limit the percentage of eligible compensation that highly compensated employees may contribute. Participants are also allowed to contribute amounts distributed from other tax-qualified plans to the Plan. Participants may invest up to 25% of their Plan accounts in the CBRE Stock Fund, which is a unitized fund that includes shares of the Company’s common stock and interest-earning cash for pending transactions and includes accruals for income earned and benefits payable.

Employer Contributions—The Plan allows the Company to make matching contributions to the Plan. For each of the years ended December 31, 2017 and 2016, the Company matched its employee’s contributions up to 50% of the first 6% of the employee’s annual compensation (up to $150,000 of compensation). The aggregate matching contributions amounted to $44,412,283 and $46,426,963 for the years ended December 31, 2017 and 2016, respectively.

The Company also made special matching contributions aggregating $4,360,927 during the year ended December 31, 2016 in connection with the GWS Acquisition. Additionally, the Plan provides for discretionary profit-sharing contributions by the Company for certain employees of CBRE Clarion Securities, LLC (“CBRE Clarion”), which amounted to $97,400 and $86,400 for the years ended December 31, 2017 and 2016, respectively.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions and investment earnings (or losses) thereon, and charged certain administrative expenses. Allocations of earnings are based on participant account balances in an investment. The overall benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in all voluntary contributions, participant rollover contributions from other qualified plans and earnings (or losses) thereon, as well as the Company matching contributions in participants’ accounts as of December 31, 2006. Effective January 1, 2007, Company matching contributions vest 20% per year for each plan year they work 1,000 hours, and participants become immediately fully vested in Company matching contributions upon reaching age 65, permanent disability or death, in each case if employed by the Company at that time. Effective January 1, 2018, service for the year will be determined using the elapsed time method of crediting service in accordance with Treas. Reg. Section 1.410(a)-7(f)(1) as opposed to the hours worked each year.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2017 AND 2016

There are three exceptions for vesting in Company matching contributions:

1.

Participants who had been Company employees who were credited with at least one hour of service in each of the three calendar years prior to April 1, 2007 received immediate vesting in all then current and future Company contributions.

2.

Participants with amounts transferred from the Trammell Crow Company Retirement Savings Plan (which merged with the Plan on July 1, 2007, subsequent to the Company’s acquisition of Trammell Crow Company) become 100% vested in such transferred accounts upon reaching age 55 (and the fifth anniversary of the participant’s employment with Trammell Crow Company) while still employed by the Company, regardless of years of service.

3.

Former participants in the CBRE Clarion 401(k) Profit Sharing Plan, which merged into the Plan effective December 31, 2012, receive immediate vesting in Company matching contributions. Profit-sharing contributions by the Company to CBRE Clarion employees vest over six years, with immediate full vesting upon reaching age 65, permanent disability or death, in each case if employed by the Company at that time.

Participants forfeit any portion of Company contributions that has not yet vested upon the earlier of: (i) the date of the participant’s final distribution; or (ii) the date on which the participant has no eligible service for five consecutive years.

Forfeited Accounts—Forfeited accounts are invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits. These accounts are used to pay expenses of the Plan or to reduce future Company contributions. During the year ended December 31, 2017, accounts totaling $2,376,381 were forfeited and $2,064,523 was used to reduce Company contributions. During the year ended December 31, 2016, accounts totaling $1,676,552 were forfeited and $1,665,583 was used to reduce Company contributions. As a result, at December 31, 2017 and 2016, forfeited nonvested account balances totaled $330,154 and $18,296, respectively.

Payment of Benefits and Withdrawals—Participants are entitled to the balance of their vested accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations, from rollover accounts, and after attaining age 59½. Distributions are primarily made in a single lump-sum cash payment equal to the balance of the participants’ accounts.

Notes Receivable from Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period generally not to exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Committee. Interest rates on loans outstanding at December 31, 2017 and 2016 range from 3.25% to 9.25% and 3.25% to 10.25%, respectively, and mature on various dates through November 2023.

Cash—The cash balances represent: (1) contributions received from participants but not yet allocated to participant-directed investments; and (2) funds from liquidated participant-directed investments that still remain payable to participants.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2017 AND 2016

Shares of mutual funds are valued at quoted market prices.

Investments in the common/collective trusts are valued at net asset value (“NAV”).

A portion of the Plan is invested in shares of CBRE Group’s common stock, which is valued at its quoted market price on the New York Stock Exchange. The value of CBRE Group’s common stock was $43.31 and $31.49 per share as of December 31, 2017 and 2016, respectively, which represented the quoted market price of CBRE Group common stock as of those dates. The Plan held 1,243,076 and 1,330,114 shares of common stock of CBRE Group, with a cost basis of $29,407,559 and $24,534,549 as of December 31, 2017 and 2016, respectively. During the years ended December 31, 2017 and 2016, the Plan did not earn any dividend income from CBRE Group’s common stock.

Life insurance policies are valued at cash surrender value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses of the Plan’s investment funds are paid by the investment funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. A portion of the management fees for certain investment funds is returned to the Plan to pay administrative expenses or be allocated to participants, which practice is commonly referred to as “revenue sharing.”

Revenue Sharing—Total revenue sharing, including interest, was $281,818 with Fidelity in 2017 and $1,113,750 and $1,203,118 with Merrill Lynch in 2017 and 2016, respectively. Revenue sharing was first used to pay the fees of Fidelity and its affiliates aggregating $281,253 in 2017 and Merrill Lynch and its affiliates aggregating $761,400 in 2017 and $967,410 in 2016. The remainder gets placed in an “ERISA Account.” The ERISA Account is invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits. On December 20, 2012, the Plan was amended to allow for the calculated excess in the ERISA Account, as determined by the Committee, to be allocated to participant accounts pro rata in proportion to their account balances. As a result, $285,000 was taken out of the ERISA Account and allocated to participant accounts on February 9, 2016 (none during 2017). In addition, administrative expenses were paid out of the ERISA Account in the amount of $316,238 in 2017 and $248,618 in 2016. The balance in the ERISA Account was $102,586 and $65,909 as of December 31, 2017 and 2016, respectively.

Notes Receivable from Participants—Participant loans are valued at their amortized cost, which represents the unpaid principal balance plus accrued interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits—Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ significantly from those estimates.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2017 AND 2016

Risks and Uncertainties—The Plan invests in various securities, including mutual funds, common/collective trusts and CBRE Group common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Subsequent Events—We have evaluated events subsequent to December 31, 2017 and through June 20, 2018, the date that the financial statements were available to be issued, and determined that there were no subsequent events that would have materially affected the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

The “Fair Value Measurements and Disclosures” Topic of the Financial Accounting Standards Board Accounting Standards Codification (“Topic 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities.
•

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use unobservable inputs.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. There were no transfers in or out of Level 1 and Level 2 during the years ended December 31, 2017 and 2016.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2017 AND 2016

The following tables set forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	December 31, 2017
	Fair Value Measure Measured and Recorded Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$941,265,887	$—	$—	$941,265,887
CBRE Group common stock	53,828,645	—	—	53,828,645
Common/collective trusts	—	783,329,628	—	783,329,628
Life insurance policies	—	404,003	—	404,003

Total investments at fair value	$995,094,532	$783,733,631	$—	$1,778,828,163

	December 31, 2016
	Fair Value Measure Measured and Recorded Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$627,328,779	$—	$—	$627,328,779
Money market fund	77,187,524	—	—	77,187,524
CBRE Group common stock	41,885,290	—	—	41,885,290
Common/collective trusts	—	832,218,723	—	832,218,723
Life insurance policies	—	453,969	—	453,969

Total investments at fair value	$746,401,593	$832,672,692	$—	$1,579,074,285
4.	COMMON/COLLECTIVE TRUSTS

The following table summarizes the Plan’s investments in common/collective trusts:

	Fair Value as of December 31,		Unfunded	Redemption	Redemption Notice
	2017	2016	Commitment	Frequency	Period

Vanguard Target Retirement Funds	$566,036,590	$440,109,788	$—	Daily	None
Fidelity Managed Income Portfolio	130,702,476	—	—	Daily	None
Macquarie Large Cap Value Trust	86,590,562	—	—	Daily	None
Northern Trust Collective S&P 500 Index Fund	—	220,211,206	—	Daily	None
Delaware Large Cap Value Trust	—	91,895,824	—	Daily	None
Invesco Stable Value Retirement Fund	—	80,001,905	—	Daily	None

Total common/collective trusts	$783,329,628	$832,218,723

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2017 AND 2016

The Plan’s investments in common/collective trusts are stated at NAV. The NAV, as provided by the trustees, is based on the fair value of the underlying investments held by each fund less its liabilities.

During 2017, the Plan elected to change the Plan’s trustee from Bank of America to Fidelity. In conjunction with this change, the Plan elected to change certain investment options offered to participants.

Vanguard Target Retirement Funds are a series of 12 fund options designed for investors expecting to retire around the year indicated in each option’s name. The funds, which are the Plan’s default investment options as of October 1, 2017, are managed to gradually become more conservative over time. The funds invest in a diversified portfolio of stock and bond mutual funds.

The Fidelity Managed Income Portfolio is a common/collective trust that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. It is managed by Fidelity Management Trust, which is also the trustee of the Plan. The Fidelity Managed Income Portfolio invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. A portion of the portfolio is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when contracts mature. The portfolio seeks to maintain a stable NAV. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV.

The Invesco Stable Value Retirement Fund (“Retirement Trust”) is a common/collective trust which invests the majority of its assets in the Invesco Stable Value Trust (“Stable Value Trust”) and synthetic investment contracts (“SICs”). The Stable Value Trust invests principally in guaranteed interest contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, SICs issued by banks, insurance companies and other issuers, securities supporting such SICs, and other similar instruments which are intended to maintain a constant NAV. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV.

The Macquarie Large Cap Value Trust, Northern Trust Collective S&P 500 Index Fund and the Delaware Large Cap Value Trust are common/collective trusts which invest in equity securities of companies consistent with their investment objectives. Investments are stated at the NAV of shares held by the Plan as of December 31, 2017 and 2016.

5.	LIFE INSURANCE POLICIES

When the Trammell Crow Company Retirement Savings Plan merged into the Plan, some of the transferred assets consisted of life insurance policies issued by Great-West Life & Annuity Insurance Company (“Great-West”). These policies are owned by the CBRE 401(k) Life Insurance Trust with CBRE Services, as trustee, for the benefit of the participants insured and may be distributed or surrendered at the participant’s direction. Premiums are paid out of dividends and the cash surrender value of the specific insured’s insurance policy. Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant or surrendered. These contracts are fully allocated to the insured participant’s rollover account. These contracts are included at cash surrender value within Plan assets in the accompanying financial statements. These policies had a face value of $3,600,000 and $4,100,000 as of December 31, 2017 and 2016, respectively.

6.	NON-DISCRIMINATION TESTING

The Plan Sponsor determined that the Plan passed the IRC Section 401(k) Non-Discrimination for Employee Deferrals test with respect to the years ended December 31, 2017 and 2016.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2017 AND 2016

7.	EXEMPT PARTY-IN INTEREST TRANSACTIONS

Certain of the Plan’s investments are funds managed by the Plan’s trustees or its affiliates. As a result, these transactions qualify as exempt party-in-interest transactions. In addition, the Plan invests in shares of common stock in CBRE Group, of which the Plan Sponsor is a subsidiary. As a result, these transactions also qualify as exempt party-in-interest transactions.

8.	ADMINISTRATIVE EXPENSES

The Plan provides that administrative expenses shall be paid by the Plan unless the Company, in its discretion, pays the expenses. Many of the Plan’s administrative expenses, including the fees of the recordkeepers and trustees, are paid by the Plan, via revenue sharing (see Note 2). A few expenses, such as review and processing of qualified domestic relations orders, are paid by the Plan and charged to participant accounts.

9.	TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated October 16, 2017, that the Plan and related trust, including amendments made through January 2017, were designed and operated in compliance with the applicable regulations of the IRC. The Puerto Rico Hacienda determined and informed the Company by letter dated July 3, 2015 that the Plan and related trust were designed in accordance with applicable regulations of the Puerto Rico Revenue Code. Although the Plan has been amended since receiving the determination letters, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and Puerto Rico Revenue Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. As such, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

10.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions to or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. In the event of Plan termination, participants would become 100% vested in their employer contributions.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2017 AND 2016

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2017 and 2016, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2017	2016

Net assets available for benefits per the financial statements	$1,805,918,572	$1,609,454,852
Participant loans in default - deemed distributions	(332,522)	(1,396,817)

Net assets available for benefits per Form 5500	$1,805,586,050	$1,608,058,035

The following is a reconciliation of the net increase in net assets available for benefits for the years ended December 31, 2017 and 2016, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2017	2016

Net increase in assets per the financial statements	$196,463,720	$221,340,980
Reverse adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the beginning of the year	—	(465,833)
Decrease in participant loans in default - deemed contributions	1,064,295	197,632

Net increase in assets per Form 5500	$197,528,015	$221,072,779

SUPPLEMENTAL SCHEDULE

CBRE 401(k) PLAN

EIN: 52-1616016 – PLAN NUMBER 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

		(c) Description of Investment, Including
		Maturity Date, Rate of Interest,		(e) Current
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Collateral, Par, or Maturity Value	(d) Cost	Value

	American Century Mid Cap Value Fund	Mutual Fund	(2)	$105,527,622
	American Europacific Growth Fund	Mutual Fund	(2)	84,865,993
	AMG Managers Skyline Special Equities Fund	Mutual Fund	(2)	37,563,612
	Blackrock Strategic Income Opportunities Fund	Mutual Fund	(2)	9,174,428
	Carillon Eagle Mid Cap Growth Fund	Mutual Fund	(2)	71,566,421
	Fidelity 500 Index Fund	Mutual Fund	(2)	240,382,184
	Fidelity Extended Market Index Fund	Mutual Fund	(2)	2,713,088
	Fidelity Global Ex U.S. Index Fund	Mutual Fund	(2)	2,541,110
	Fidelity U.S. Bond Index Fund	Mutual Fund	(2)	56,130,076
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	(2)	3,427
	Loomis Sayles Growth Fund	Mutual Fund	(2)	101,158,448
	Metropolitan West Total Return Bond Fund	Mutual Fund	(2)	39,311,125
	Oakmark Equity & Income Fund	Mutual Fund	(2)	57,441,835
	Oakmark Global Fund	Mutual Fund	(2)	57,184,809
	Oppenheimer Developing Markets Fund	Mutual Fund	(2)	26,816,023
	Parnassus Core Equity Fund	Mutual Fund	(2)	4,320,968
	Voya Global Real Estate Fund	Mutual Fund	(2)	4,094,134
	Voya Real Estate Fund	Mutual Fund	(2)	12,310,297
	Wells Fargo Emerging Growth Fund	Mutual Fund	(2)	28,160,287
	Total Mutual Funds			941,265,887

(1)	Fidelity Managed Income Portfolio	Common/Collective Trust	(2)	130,702,476
(1)	Macquarie Large Cap Value Trust	Common/Collective Trust	(2)	86,590,562
(1)	Vanguard Target Retirement 2015 Fund	Common/Collective Trust	(2)	26,554,281
(1)	Vanguard Target Retirement 2020 Fund	Common/Collective Trust	(2)	46,516,967
(1)	Vanguard Target Retirement 2025 Fund	Common/Collective Trust	(2)	124,894,446
(1)	Vanguard Target Retirement 2030 Fund	Common/Collective Trust	(2)	60,256,058
(1)	Vanguard Target Retirement 2035 Fund	Common/Collective Trust	(2)	97,306,495
(1)	Vanguard Target Retirement 2040 Fund	Common/Collective Trust	(2)	50,745,840
(1)	Vanguard Target Retirement 2045 Fund	Common/Collective Trust	(2)	77,090,515
(1)	Vanguard Target Retirement 2050 Fund	Common/Collective Trust	(2)	38,316,635
(1)	Vanguard Target Retirement 2055 Fund	Common/Collective Trust	(2)	26,294,229
(1)	Vanguard Target Retirement 2060 Fund	Common/Collective Trust	(2)	2,591,366
(1)	Vanguard Target Retirement 2065 Fund	Common/Collective Trust	(2)	52,234
(1)	Vanguard Target Retirement Income Fund	Common/Collective Trust	(2)	15,417,524
	Total Common/Collective Trusts			783,329,628

(1)	CBRE Group, Inc. Stock Fund	Common Stock	(2)	53,828,645

	Great-West Life & Annuity Insurance Company	Life insurance policies	(2)	404,003

(1)	Notes Receivable From Participants	Interest rates of 3.25% to 9.25%;
		Maturity dates from
		January 2018 to November 2023	(2)	20,402,779
	Total Investments			$1,799,230,942
_______________
(1) Exempt party-in-interest.
(2) Cost information is not required for participant-directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.